

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2024

Jonathan R. Root
Chief Financial Officer
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, WI 53208

  Re: Harley-Davidson, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2023
    File No. 001-09183

Dear Jonathan R. Root:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing